EXHIBIT 99.1

News Release

TELUS announces filing of registration statement
for proposed Initial Public Offering of TELUS International

January 8, 2021

Vancouver, B.C. – TELUS Corporation (TSX: T; NYSE: TU) announced today that its subsidiary, TELUS International (Cda) Inc. (TELUS International), has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (SEC) and expects to file a preliminary base PREP prospectus with the securities regulatory authorities in each of the provinces and territories of Canada for a proposed initial public offering (IPO) of subordinate voting shares of TELUS International on Monday, January 11, 2021. The proposed IPO is expected to consist of subordinate voting shares offered by TELUS International from treasury and a secondary offering of subordinate voting shares held by TELUS Corporation (TELUS) and Baring Private Equity Asia, its selling shareholders. The number of subordinate voting shares to be offered by TELUS International and the selling shareholders and the price range for the IPO have not yet been determined. In connection with the IPO, TELUS International has applied to list its subordinate voting shares on the New York Stock Exchange and on the Toronto Stock Exchange.

The registration statement publicly filed by TELUS International with the SEC today (available at sec.gov under the TELUS International profile) and the preliminary base PREP prospectus that will be publicly filed with Canadian regulatory authorities (available at sedar.com under the TELUS International profile) includes information on TELUS International’s business, operations, material risks, governance and financial condition, including its historical consolidated financial statements and financial information presented on a pro forma basis giving effect to certain completed acquisitions.

The IPO is subject to market conditions, and there can be no assurance as to whether or when the IPO may be completed, or as to the actual size or terms of the IPO.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC will act as joint lead book-running managers for the IPO. Barclays, BofA Securities and CIBC Capital Markets will act as book-running managers.

The IPO will be made only by means of a prospectus. When available, a copy of the preliminary prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;

Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (888) 603-5847, or by email at barclaysprospectus@broadridge.com; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or CIBC Capital Markets, 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5, by telephone at (416) 956-3636, or by email at michelene.dougherty@cibc.ca.

The registration statement relating to the proposed IPO of subordinate voting shares has been filed with the SEC but has not yet become effective. The preliminary base PREP prospectus contains important information relating to the subordinate voting shares and is still subject to completion or amendment. The subordinate voting shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and a receipt for the final base PREP prospectus has been issued by the Canadian regulatory authorities.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of TELUS International, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About TELUS
TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $15.3 billion in annual revenue and 15.7 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider. TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Their services support the full lifecycle of their clients’ digital transformation journeys and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations - TELUS
Ian McMillan
(604) 695-4539
ir@telus.com

Media Relations - TELUS
Steve Beisswanger
(514) 865-2787
Steve.Beisswanger@telus.com